SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a)

of the Securities Exchange Act of 1934

Filed by the Registrant [ ]

Filed by a Party other than the Registrant [x]

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[   ]   Definitive Proxy Statement

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[   ]   Soliciting Material Under Rule 14a-12

Quality Systems, Inc.

(Name of Registrant as Specified In Its Charter)

Clinton Relational Opportunity Master Fund, L.P.

Clinton Spotlight Master Fund, L.P.

Clinton Relational Opportunity, LLC

Clinton Group, Inc.

George E. Hall

Scott Douglass Decker

Hadley C. Ford

Jonathan C. Javitt, M.D.

James Christopher Malone

Peter M. Neupert

Morris Panner

Paul Leroy Ruflin

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION

DATED JULY 15, 2013

QUALITY SYSTEMS, INC.

__________________________

PROXY STATEMENT

OF

CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P.

_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED [GREEN] PROXY CARD TODAY

This Proxy Statement and the enclosed [GREEN] proxy card are being furnished by Clinton Relational Opportunity Master Fund, L.P. ("CREL"), Clinton Spotlight Master Fund, L.P. ("SPOT"), Clinton Relational Opportunity, LLC ("CRO"), Clinton Group, Inc. ("CGI"), Mr. George E. Hall ("Mr. Hall" and together with CREL, SPOT, CRO, and CGI, "Clinton," "we" or "us") and its nominees listed below in connection with the solicitation of proxies (the "Proxy Solicitation") from the stockholders of Quality Systems, Inc. ("Quality Systems" or the "Company").

For the reasons set forth in this proxy statement, we do not believe that the current board of directors of the Company (the "Board") is acting in the best interests of the Company's stockholders. We are therefore seeking your support at the upcoming annual meeting of stockholders (the "Annual Meeting"), scheduled to be held at [ ], on [ ], 2013 at [ ], Pacific Time, with respect to the following (each, a "Proposal" and, collectively, the "Proposals"):

1.	To elect Clinton’s slate of seven director nominees, Scott Douglass Decker, Hadley C. Ford, Jonathan C. Javitt, M.D., James Christopher Malone, Peter M. Neupert, Morris Panner and Paul Leroy Ruflin (the "Nominees" and together with Clinton, the "Participants"), to serve as directors on the Board until the 2014 annual meeting of stockholders and until their respective successors are duly elected and qualified, in opposition to the Company’s director nominees;

2.	To abstain from an advisory vote on the compensation of the Company's named executive officers;

3.	To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending March 31, 2014;

4.	To amend the Bylaws to provide for certain term limits for directors of the Company;

5.	To amend the Bylaws to provide for a term limit of fifteen years for the position of Chairman of the Board;

6.	To adopt a resolution that would repeal any provision of the Company's Amended and Restated Bylaws (the "Bylaws") in effect at the time of the Annual Meeting that was not included in the Bylaws publicly filed with the SEC on October 31, 2008 and in effect as of June 13, 2013 (such bylaws, the "October 2008 Bylaws"), and which is inconsistent with or disadvantageous to the election of the Nominees at the Annual Meeting or the presentation of the Proposals (the "Bylaw Repeal Proposal"); and

7.	To transact such other business that may properly come before the Annual Meeting.

 The Company has set the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting as [ ], 2013 (the “Record Date”).  The mailing address of the principal executive offices of the Company is 18111 Von Karman Avenue, Suite 700, Irvine, CA 92612.  Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.  According to the Company, as of the Record Date, there were [ ] shares of common stock, par value $0.01 per share (the “Common Stock”), outstanding and entitled to vote at the Annual Meeting.  As of July 12, 2013, Clinton, together with the other Participants in this Proxy Solicitation, beneficially owned 552,566 shares of Common Stock, which represents approximately 0.9% of the outstanding Common Stock (based upon the 59,552,380 shares outstanding as of May 24, 2013, as reported in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2013, filed with the Securities and Exchange Commission (the "SEC") on May 30, 2013).

We intend to vote such shares of Common Stock cumulatively FOR the election of the Nominees, FOR the ratification of the appointment of PricewaterhouseCoopers LLP, FOR the amendment to the Company’s Bylaws to provide for certain term limits for directors of the Company, FOR the amendment to the Company’s Bylaws to provide for a term limit of fifteen years for the position of Chairman of the Board, FOR the Bylaw Repeal Proposal, and to ABSTAIN from voting on the advisory vote on executive compensation, in each case as described herein.

This proxy statement and [GREEN] proxy card are first being mailed or given to the Company's stockholders on or about [ ], 2013.

THIS PROXY SOLICITATION IS BEING MADE BY THE PARTICIPANTS AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY OR ANY OTHER THIRD PARTY.  THE PARTICIPANTS ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS DESCRIBED HEREIN.  SHOULD OTHER MATTERS, WHICH THE PARTICIPANTS ARE NOT AWARE OF A REASONABLE TIME BEFORE THE DATE OF THIS PROXY STATEMENT, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED [GREEN] PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

CLINTON URGES YOU TO SIGN, DATE AND RETURN THE [GREEN] PROXY CARD IN FAVOR OF THE ELECTION OF ITS NOMINEES AND ITS PROPOSALS.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY MANAGEMENT OF THE COMPANY, YOU MAY REVOKE THAT PROXY AND VOTE FOR THE ELECTION OF THE NOMINEES, FOR THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP, FOR THE AMENDMENT TO THE COMPANY’S BYLAWS TO PROVIDE FOR CERTAIN TERM LIMITS FOR DIRECTORS OF THE COMPANY, FOR THE AMENDMENT TO THE COMPANY’S BYLAWS TO PROVIDE FOR A TERM LIMIT OF FIFTEEN YEARS FOR THE POSITION OF CHAIRMAN OF THE BOARD, FOR THE BYLAW REPEAL PROPOSAL, AND ABSTAIN FROM VOTING ON THE ADVISORY VOTE ON EXECUTIVE COMPENSATION, BY SIGNING, DATING AND RETURNING THE ENCLOSED [GREEN] PROXY CARD.  THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.  ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING TO CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P., C/O OKAPI PARTNERS LLC, 437 MADISON AVENUE, 28TH FLOOR, NEW YORK, NEW YORK 10022, WHICH IS ASSISTING IN THIS PROXY SOLICITATION, OR TO THE SECRETARY OF THE COMPANY, OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

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IMPORTANT

PLEASE READ THIS CAREFULLY

If your shares of Common Stock are registered in your own name, please vote today by signing, dating and returning the enclosed [GREEN] proxy card in the postage-paid envelope provided.

If you hold your shares of Common Stock in "street" name with a bank, broker firm, dealer, trust company or other nominee, only that nominee can exercise the right to vote with respect to the shares of Common Stock that you beneficially own through such nominee and only upon receipt of your specific instructions (other than Proposal 3). Accordingly, it is critical that you promptly give instructions to your bank, broker firm, dealer, trust company or other nominee to vote in favor of the election of the Nominees and the other Proposals (other than Proposal 2). Please follow the instructions to proxy provided on the enclosed [GREEN] proxy card. If your bank, broker firm, dealer, trust company or other nominee provides for proxy instructions to be delivered to them by telephone or Internet, instructions will be included on the enclosed [GREEN] proxy card. We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Clinton Relational Opportunity Master Fund, L.P., c/o Okapi Partners LLC, 437 Madison Avenue, 28th Floor, New York, New York 10022, so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

Execution and delivery of a proxy by a record holder of shares of Common Stock will be presumed to be a proxy with respect to all shares held by such record holder unless the proxy specifies otherwise.

Only holders of record of shares of Common Stock as of the close of business on the Record Date will be entitled to vote on the Proposals. If you are a stockholder of record as of the close of business on the Record Date, you will retain your right to vote even if you sell your shares of Common Stock after the Record Date.

If you have any questions regarding your [GREEN] proxy card or need assistance in executing your proxy, please contact Okapi Partners LLC at (212) 297-0720 or Toll-Free at (855) 208-8902.

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INFORMATION ON THE PARTICIPANTS

This Proxy Solicitation is being made by CREL, a Cayman Islands exempted limited partnership; SPOT, a Cayman Islands exempted limited partnership; CRO, a Delaware limited liability company, which serves as the investment manager to CREL; CGI, a Delaware corporation, which serves as the investment manager to SPOT and is the sole member of CRO; Mr. Hall, a United States citizen, who serves as Chief Executive Officer of CGI; and each of the Nominees, Scott Douglass Decker ("Mr. Decker"), Hadley C. Ford, Jonathan C. Javitt, M.D., James Christopher Malone, Peter M. Neupert, Morris Panner and Paul Leroy Ruflin.

The principal business of CREL and SPOT is to invest in securities, the principal business of CGI and CRO is to provide investment management services to funds, private individuals and institutions and the principal business of Mr. Hall is to serve as Chief Executive Officer of CGI. The principal business of each Nominee is disclosed in the section titled "PROPOSAL 1 – ELECTION OF DIRECTORS" on page [ ].

The principal business address of Clinton is 601 Lexington Avenue, 51st Floor, New York, New York 10022. The principal business address of each Nominee is disclosed in the section titled "PROPOSAL 1 – ELECTION OF DIRECTORS" on page [ ].

As of the date of this filing, the Participants beneficially own an aggregate of 552,566 shares of Common Stock, constituting approximately 0.9% of the shares of Common Stock outstanding, as follows: (a) 244,474 shares of Common Stock are beneficially owned (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act")) by CREL, 150 shares of which are owned by CREL in record name; (b) 267,570 shares of Common Stock are beneficially owned by SPOT; (c) 244,474 shares of Common Stock may be deemed to be beneficially owned by CRO, by virtue of its investment management agreement with CREL; (d) 543,566 shares of Common Stock may be deemed to be beneficially owned by CGI, by virtue of investment management agreement with SPOT, its ownership of CRO and a sub-advisory agreement governing a portion of a mutual fund portfolio ("CASF") that beneficially owns 31,522 shares of Common Stock; (e) 543,566 shares of Common Stock may be deemed to be beneficially owned by Mr. Hall, by virtue of his direct and indirect control of CGI, CRO, CREL and SPOT; and (f) 9,000 shares of Common Stock are beneficially owned by Mr. Decker. Other than Mr. Decker, no Nominee owns beneficially or of record any securities of the Company. Please see Annex I for all transactions in Common Stock effectuated by the Participants during the past two years.

Clinton and Mr. Decker may be deemed to have formed a "group," within the meaning of Section 13(d)(3) of the Exchange Act. Collectively, the group may be deemed to have voting control over a combined 552,566 shares of Common Stock, constituting approximately 0.9% of the outstanding shares of Common Stock.

Except as set forth in this proxy statement (including the Annexes hereto), (i) during the past ten years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant in this Proxy Solicitation directly or indirectly beneficially owns any securities of Quality Systems; (iii) no Participant owns any securities of Quality Systems which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of Quality Systems during the past two years; (v) no part of the purchase price or market value of the securities of Quality Systems owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of Quality Systems, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of Quality Systems; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of Quality Systems; (ix) no Participant or any of his its associates was a party to any transaction, or series of similar transactions, since the beginning of Quality Systems' last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which Quality Systems or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by Quality Systems or its affiliates, or with respect to any future transactions to which Quality Systems or any of its affiliates will or may be a party; and (xi) no person, including any of the Participants, who is a party to an arrangement or understanding pursuant to which the Nominees are proposed to be elected has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on as set forth in this proxy statement. There are no material proceedings to which any Participant or any of his or its associates is a party adverse to Quality Systems or any of its subsidiaries or has a material interest adverse to Quality Systems or any of its subsidiaries. With respect to each of the Participants, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years.

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REASONS FOR OUR SOLICITATION

The healthcare information technology sector has been the beneficiary of a recent government and health care provider push for improved quality of care and efficiencies, with regulatory mandates and economic incentives for increased automation and use of digital health records. The Company’s peers and competitors1 have taken full advantage of this improved environment; they have increased their median earnings per share 31% since the signing of the Health Information Technology for Economic and Clinical Health Act (the “HITECH Act”) in February 2009.2 The stockholders of the Company’s peers and competitors have been rewarded with median total stockholder returns since the signing of the HITECH Act of 160%.

By these measures, the Company has lagged the performance of its competitors and left its stockholders with absolute, and comparatively, disappointing returns. The Company’s net income for Fiscal 2013 (ended March 31, 2013) was lower than its net income in the year ended December 31, 2008, around the time of the signing of the HITECH Act. Earnings per share are down 11% for the same period. Indeed, despite the growth in the market for electronic health records and the various government incentive programs encouraging doctors and hospitals to adopt such records, the Company generated half the earnings per share in Fiscal 2013 than it did in the twelve months prior to President Obama taking office in January 2009.

And stockholders have suffered too. In the more than four years since the passage of the HITECH Act (through June 30, 2013), the Company’s stock (on a total return basis) is up a mere 6%. And from the day President Obama was first elected in 2008, with a promise of bringing increased information technology resources into medicine, especially with respect to patient records, through the end of the last quarter, the Company’s stock was essentially flat while the Russell 2000 Index increased by 79%, the S&P 500 increased by nearly 60%, and the peers and competitors produced median total stockholder returns of 183%. The Company’s stock has performed worse than every one of the peers and competitors since President Obama’s election and since the signing of the HITECH Act in February 2009.3

In fact, the Company’s stock has under-performed an index of its peers and competitors for the one-, two-, three-, four-, five-, six-, seven-, eight- and nine-year periods, and the year-to-date period, ended on June 30, 2013.4

Based on our analysis, it does not appear that stockholders and stock analysts are expecting this disappointing performance to improve anytime soon. Of the 18 publishing equity research analysts whose recommendations were listed by Bloomberg on June 30, 2013, just three recommended that their clients buy Quality Systems’ stock. This is true despite the fact that the Company’s stock trades for a multiple of earnings and of earnings before interest, taxes, depreciation and amortization (“EBITDA”) that is significantly lower than the median multiples of its peers and competitors. Prominent analysts have expressed their concerns in surprisingly frank language:

•	“…until we see positive data points to indicate improvements in core operations and/or a clear strategic plan from management, we believe the risks to [Quality Systems’] business are too great to be ignored.”[5]
•	“Management keeps chasing distractions.”[6]
•	“With the declining pipeline and systems sales, we believe the company has to undergo significant changes to reverse the recent trends and drive growth.”[7]
•	“…we continue to question how successful the company can be in the small hospital segment.”[8]

1Throughout this proxy statement, the phrase “peers and competitors” refers to the following companies, which were listed by Quality Systems in its Annual Report on Form 10-K for the fiscal year ended March 31, 2013, filed with the SEC on May 30, 2013, or the Company's Preliminary Proxy Statement (as defined herein) as companies that are competitors or against which the Company benchmarks executive compensation: Accretive Health, Inc, Advent Software, Inc., Allscripts Healthcare Solutions, Inc., athenahealth, Inc., Blackbaud Inc., Cerner Corporation, Computer Programs & Systems Inc., Concur Technologies, Inc., General Electric Company, Greenway Medical Technologies, Inc., HMS Holdings Corp., McKesson Corporation MedAssets, Inc., Medidata Solutions, Inc., NetSuite Inc., Omnicell Inc. and Tyler Technologies, Inc.

 2 Measured from the twelve months ended December 31, 2008 to the twelve months ended March 31, 2013. The HITECH Act was signed on February 17, 2009.

3 This analysis excludes three of the peers and competitors which were not publicly traded at the time of President Obama's election and the passage of the HITECH Act.

4 The index we have used is market-capitalization weighted; we have excluded General Electric from the index because of its significantly larger market capitalization.

5 JP Morgan, “Hope Springs Eternal: Lowering Our F2014 Outlook Despite Management Optimism,” May 23, 2013, declaring that JP Morgan had lowered its FY 2014 outlook for the Company given the Company's lack of growth relative to its peers.

6 Citigroup, “Alert: Like A Bad Zombie Movie – QSII F3Q Results Flat-Line but They’re Not Dead Yet,” January 25, 2013. In its research report, Citigroup opined that the Company's recent challenges, including the board departure of Pat Cline and accelerated  customer turnover, distracted management and led the Company to miss consensus EPS estimates for the third quarter of FY 2012.

7 Piper Jaffray, “Disappointing Quarter; Significant Changes Needed to Reverse Trend,” October 26, 2012, analyzing the Company's results for the second quarter of FY 2012, which missed both Piper Jaffray's and consensus estimates.

8 B. Riley & Co., “Q4 Underwhelming but Making the Turn; Reiterate Buy Rating and $24 PT,” May 23, 2013, discussing the Company's Q4 2012 results. In its report, B. Riley declared the small hospital segment to be its least favorite business line within the Company.

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Moreover, some investors are actively betting against the Company’s stock, with the so-called “short interest” in the stock 75% higher than the median among the peers and competitors, measured either as a percentage of shares outstanding or of average daily volume for the thirty days ended June 30, 2013.

We believe the failure of the Company to capitalize on the favorable market and regulatory environment, and the continuing pessimism that we perceive among stock analysts and some investors, is due to self-inflicted mistakes on the part of the Company’s management and Board. The Company’s management team has admitted to numerous mistakes during just the past 14 months:

•	“We know that there’s a lot of opportunity in our revenue cycle world that we haven’t, frankly, done a great job executing on.”[9]
•	“…we have been struggling with our capability to actually implement [sales]. And the bottom line is that we haven’t invested in enough to be able to handle that as well as we’d like to.”[10]
•	"…you can’t deny that we had some off quarters … there’s a lot of change taking place.”[11]
•	“…many of the deals that we had earmarked for our March end quarter, unfortunately, didn’t get done in March end quarter.”[12]
•	“…we made the decision to increase our investment in the important [Hospital Solutions Business] that has resulted in … the need to take an impairment charge.”[13]
•	“We have been disappointed in the past in our ability to” [execute on] “…cross-selling opportunities and the multiproduct selling opportunities.”[14]

The Company has experienced significant turnover in its senior management ranks and among board members, leading, we believe, to instability of leadership and strategic direction. In just the three years since the signing of the HITECH Act, no fewer than ten senior executives have left the Company. There has also been significant turnover at the Board. We believe this churn in leadership has made it difficult for the Board to recruit talented management and board members whom we believe generally value stability. We are also troubled by the allegations of one former director that he was not given notice of Board meetings and was excluded from key deliberations and the reported statement from another former director that he resigned because the then-“current [B]oard environment” made it impossible for him to assist the Company.15 We believe that the revolving door in leadership positions has made it difficult for the Company to develop and execute on a long-term strategic plan.

The Company, in our view, has not allocated its capital optimally. The Company participates in a growth business with opportunities for further product development and acquisitions to bolster its strategic position. Yet, the Board has decided to pay a regular dividend to stockholders rather than reinvest profits into the business. We note that very few other healthcare information technology companies pay a dividend. We believe the Board could and should find better uses of the capital it is using for stockholder dividends; if the Board is unable to do so, we believe a stock buyback would be a more effective way to return capital to stockholders, given the comparatively low multiple at which the Company’s stock trades.

9 Transcript from management presentation at Goldman Sachs Annual Global Healthcare Conference, June 5, 2012 (Paul Holt, Chief Financial Officer of the Company, commenting on the Company's need to execute on Accountable Care-related items and develop products and services for cross-selling purposes).

10 Transcript from Q4 2013 earnings call, May 23, 2013 (Daniel J. Morefield, Chief Operating Officer of the Company, in response to an analyst question on whether the Company's operating losses resulted from its investments or implementation issues).

11 Transcript from Morgan Stanley Healthcare Conference, September 11, 2012 (Paul Holt, Chief Financial Officer of the Company, in response to an analyst question regarding potential market share switches and indications of slowdown in overall demand).

12 Transcript from Q4 2012 earnings call, May 17, 2012 (Steven Plochocki, Chief Executive Officer of the Company, in response to an analyst question regarding publicized slippage of deals involving the Company that were contemplated in the past).

13 Transcript from Q4 2013 earnings calls, May 23, 2013 (Daniel Morefield, Chief Operating Officer of the Company, discussing a recent comprehensive review of the Company's Hospital Solutions division).

14 Transcript from Q3 2013 earnings call, January 24, 2013 (Steven Plochocki, Chief Executive Officer of the Company, discussing potential benefits of a restructuring and consolidation of the Company's sales organization under a singular head).

15 Form 8-K filed by the Company on May 17, 2013 .

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When the Company has deployed its capital for acquisitions or internal growth programs, we believe the Company has made strategic mistakes. Its most successful peers and competitors, in our view, recognized that physician groups were going to be folded into hospital systems and that smaller hospitals would be consolidated into large hospital groups. In our view, there was a key strategic opportunity to combine, acquire or build a solution aimed at large hospital groups to preserve and grow the Company’s business. Instead, the Company focused its strategic efforts on building tangential businesses (such as revenue cycle management) and acquiring what we view as sub-scale companies that had a market focus of serving small hospitals. Given the market dynamics as we see them, we do not believe the focus on small hospitals was a good strategic plan (as many of them were likely to be consolidated into larger groups) or a good fit for the Company’s core business of serving relatively large physician groups, who themselves were being folded into larger hospital groups. As we analyze these strategic efforts and acquisitions, we do not believe they have created a consequential business nor generated substantial market share in the hospital marketplace, as measured by so-called “meaningful use attestations” filed by hospitals. In fact, the Company has been forced to write-off a significant portion of the purchase prices of these acquisitions.

At base, we believe the Company suffers from having directors whose experience and skill sets, while impressive, do not match well with the challenges and opportunities faced by the Company. According to the Company's preliminary proxy statement on Schedule 14A filed with the SEC on July 1, 2013 in connection with the Annual Meeting (the "Preliminary Proxy Statement"), the Company has nominated the Company’s founder, its CEO and seven other individuals: a lawyer and “nationally recognized restructuring expert”; the retired CEO of a management consulting firm; a “corporate financial advisor”; an investment banker; an “investor and serial entrepreneur” focused on medical devices; a debit card executive with prior experience in outsourcing and plastics; and a cardiologist. We encourage you to read the Company’s Preliminary Proxy Statement thoroughly and to focus especially on the biographies of the Company’s sitting and proposed directors.  With little software and healthcare information technology expertise (other than the Company's CEO and the Company's Chairman), we do not believe the Company's nominees can provide the essential strategic and operational oversight necessary to effect a turnaround of the Company's prospects and performance.

We also note that one incumbent director has served on the Board for nearly forty years and, according to some former directors with whom we have spoken, is able to dominate the Board’s deliberations by virtue of his tenure, position as Chairman and disproportionate knowledge of the Company and industry. We believe that a balanced Board, with directors more experienced in the healthcare information technology industry, would aid in recruiting talented managers, allocating capital and developing a strategic plan.

Therefore, six of the seven nominees we nominated to serve on the Board are considered "independent" directors of the Company under the Company's Corporate Governance Principles, applicable NASDAQ Listing Rules and Item 407(a) of Regulation S-K. We believe our Nominees – Scott Decker, Hadley Ford, Jonathan Javitt, MD, Jim Malone, Peter Neupert, Morris Panner, and Paul Ruflin – possess the expertise to help the Company. (Note that we have not nominated anyone associated with Clinton). If we are successful in the Proxy Solicitation, these individuals, as well as two of the Company’s nominees (who will bring important institutional knowledge and background) will constitute the Board.

This new Board would have decades of combined executive leadership experience in software, healthcare information technology and healthcare services sector. We encourage you to read the complete biographies of our Nominees, included in this proxy statement, and to compare the backgrounds of our Nominees to those of the individuals nominated by the Company. We believe our Nominees will be objective, experienced and thoughtful directors who, together with two of the Company’s nominees, can help guide the Company to an improved business plan, and help hire and retain an executive management team, that will lead to operational and financial success for the benefit of all stockholders.

We believe the fresh perspective of our Nominees is sorely needed by the Board. Please join us in supporting a new, independent, experienced Board for the Company.

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BACKGROUND OF THE PROXY SOLICITATION

We initially invested in Quality Systems because we believed the stock was undervalued and represented a potentially profitable investment opportunity.  We believed then, and believe now, that significant value can be created for all stockholders through better Board leadership, corporate governance and oversight of the Company's management personnel, capital allocation, and strategic plan.

On June 13, 2013, in accordance with the Bylaws, Clinton delivered a notice to the Company indicating its intent to nominate seven candidates to stand for election to the Board of Directors at the Annual Meeting and to present three bylaw amendments.

On June 24, 2013 and June 26, 2013, Clinton participated in a conference call with two members of the Board. During the calls, representatives of Clinton presented Clinton's views on the performance of the Company and the need for new directors and amendments to the bylaws. The parties discussed whether there was a mutually agreeable way for the proxy contest to be resolved.

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PROPOSAL 1 – ELECTION OF DIRECTORS

The Board currently consists of eight directors and one vacancy.  According to the Company's Preliminary Proxy Statement, the terms of all nine directors expire at the Annual Meeting.  We are seeking your support at the Annual Meeting to elect our seven Nominees in opposition to the Company’s nine director nominees.   If successful in our Proxy Solicitation, then the Board will be composed of our Nominees – Messrs. Decker, Ford, Javitt, Malone, Neupert, Panner and Ruflin – and the Company's two director nominees receiving the highest number of votes in favor of their election at the Annual Meeting. If five or more of our Nominees are elected, they will represent a majority of the members of the Board. There is no assurance that any incumbent director will serve as a director if one or more of our Nominees are elected to the Board.

Clinton is soliciting proxies to elect only the Nominees listed herein. Accordingly, the enclosed [GREEN] proxy card may only be voted for the Nominees and does not confer voting power with respect to any of the Company's director nominees. Stockholders who return the [GREEN] proxy card will only be able to vote for the seven Nominees listed on the card and will not have the opportunity to vote for the two additional seats up for election at the Annual Meeting. You can only vote for the Company's director nominees by signing and returning a proxy card provided by the Company or by requesting a legal proxy and casting your ballot in person by attending the Annual Meeting. You should refer to the Company's Preliminary Proxy Statement for the names, background, qualifications and other information concerning the incumbent directors.

Unless otherwise instructed, shares of Common Stock represented by properly executed [GREEN] proxy cards will be voted cumulatively at the Annual Meeting in favor of our Nominees, at our sole discretion, in order to elect as many of our Nominees as possible.

Name and Business Address	Age	Principal Occupation For Past Five Years and Directorships
Scott Douglass Decker 100 SW Market Street Portland, OR 97201	47

Mr. Decker has over 20 years of experience in management and leadership of healthcare information technology companies. Currently, Mr. Decker serves as President of HealthSparq, a wholly-owned subsidiary of Cambia Health Solutions, where he has served since September 2012. Previously, he served as the President of NextGen Healthcare Information Systems Inc., an affiliate of Quality Systems, Inc., from November 2009 to September 2012. Prior to becoming President, he served as a Senior Vice President of NextGen Healthcare, focusing on its marketing and strategic planning, as well as community connectivity and the hospital sector. He founded HEALTHvision Inc. in 1999 and served as its Chief Executive Officer and President until joining NextGen Healthcare. Prior to founding HEALTHvision, he served as Vice President, Development of VHA Inc.'s Health Information Technologies business unit and focused on the development of VHAseCURE.net, recognized by Information Week as one of the 20 most innovative extranets of 1998. Prior to joining VHA, Mr. Decker served as Manager of payer-physician sales for ActaMed Corporation, Atlanta and held positions of increasing responsibility within IBM Corporation's healthcare operations, including business development executive, market segment executive, sales and marketing manager and marketing representative. He also served as a systems analyst with Southwest Research Institute, San Antonio. Mr. Decker previously served as a director of HEALTHvision, Inc. He has been honored twice as a finalist for the Ernst & Young Entrepreneur of the Year.

		Mr. Decker holds bachelor's degree in computer science from Trinity University in San Antonio, graduating summa cum laude in 1988.

Mr. Decker's qualifications as a director include his extensive history in the healthcare information technology industry and his prior experience serving as an executive officer and director of various companies including the Company.

In connection with his resignation from NextGen Healthcare Information Systems, an affiliate of the Company, in September 2012, Mr. Decker is party to a deferred compensation program with the Company, pursuant to which he is entitled to receive five annual cash payments from a cash/investment account, the first of which was paid in April 2013. As of the date of this proxy statement, the balance of such account is $69,187.

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Hadley C. Ford 1326 Madison Avenue, #44 New York, NY 10128	53

Mr. Ford is a healthcare services executive, technology industry executive and investment banker. Most recently, Mr. Ford is the Co-founder and former Chief Executive Officer of ProCure Treatment Centers, Inc., a private healthcare company that designs and operates full-service proton therapy centers, where he served from April 2005 until May 2013. Prior to founding ProCure Treatment Centers, Mr. Ford was a Managing Director of Banc of America Securities from 2001 to 2005, where he provided strategic and financing advice to technology companies. Before joining Banc of America Securities, he served as Chief Financial Officer of ClearWay Technologies, LLC, an internet software and services company providing content delivery solutions, and as a Vice President in the Communications, Media and Entertainment Group of Goldman Sachs. Before joining Goldman Sachs, he worked in corporate finance with The First Boston Corporation and served as a research analyst at Fidelity Investments. In addition to his executive officer positions, Mr. Ford served as a director of ProCure Treatment Centers, Inc. from April 2005 until May 2013. He also served on Goldman Sachs’ Technology and Global Application committees and was a member of the Board of Directors of I-NET, Inc., a private government IT company, and Concentric Network Corporation, a private provider of high speed network solutions.

Mr. Ford received his MBA from Stanford University Graduate School of Business, where he was named an Arjay Miller Scholar. He was graduated summa cum laude and class valedictorian with a BS in Business Administration from Boston University in 1987.

Mr. Ford's qualifications as a director include his experience operating a health care services company, his extensive knowledge of the technology industry and his prior experience as an executive officer and director of several companies.

Jonathan C. Javitt, M.D. 2 Bethesda Metro Center Suite 1350 Bethesda, MD 20714	56

Dr. Javitt, M.D., MPH, is a physician with 30 years of expertise in information technology, health economics, and clinical medicine. His career in health information technology began when he authored one of the first books on computers in medicine in 1984. He was a founding shareholder of and consultant to Clinitek, Inc. (which was acquired by the Company) and an active contributor to the development of Clinitek’s NextGen Electronic Medical Records System.

Currently, Dr. Javitt is co-founder, Vice Chairman and Chief Executive Officer of Telcare, Inc., a company that designs, validates, manufactures and markets FDA-approved wireless medical devices, since December 2008. Prior to that time, he served as Chief Medical Officer of Confidant, Inc., a provider of mobile phone-based communication solutions for the management of chronic diseases, from 2007 to 2008. From 2005 to 2006, he served as a member of the Office of the CEO of FCG, Inc. (Nasdaq:FCGI), focused on development of FCG’s First Gateways product. From January 1999 until its acquisition by Aetna (NYSE:AET) in May 2005, Dr. Javitt served as Executive Vice President and Chief Scientific Officer of Active Health Management, focused on the development of computer systems to improve patient care.

Dr. Javitt currently serves as a member of the advisory board of ActiveCare, Inc., to which he was appointed in February 2013. In addition, Dr. Javitt previously served as a director at Brainstorm Cell Therapeutics Inc. (Nasdaq:BCLI), a biotechnology company focused on developing stem cell therapies for highly debilitating neurodegenerative diseases, from August 2007 to May 2010 and as a director of Quality Systems from 2004 to 2005.

Dr. Javitt has been a founder of health information technology companies that have become part of Siemens, Inc., United Health Group, Inc., and Aetna, Inc.

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Dr. Javitt has served as a medical advisor to several Presidential administrations. He was appointed as Expert Consultant to Medicare during the Reagan and Bush administrations. He served in the Executive Office of the President on the Health Reform Task Force under President Clinton. He was commissioned by President Bush to lead the White House policy development initiative on electronic medical records, as chair of the President’s Information Technology Advisory Committee healthcare committee. Their report served as the blueprint for creation of the Office of the National Coordinator under Executive Order 13335.

Dr. Javitt’s academic background has focused on ophthalmology, information technology, and health economics. He is a graduate of Princeton University (AB 1978), Cornell University (MD 1982) and Harvard University (MPH 1984). He is an author of more than 200 scientific publications and continues to serve as an Adjunct Professor of the Johns Hopkins School of Medicine.

Dr. Javitt's qualifications as a director include his extensive background in the health information technology industry, his prior board service at the Company, his experience as an entrepreneur, executive officer and director, and his various healthcare policy roles.

James Christopher Malone 71 Puritan Road Trumbull, CT 06611	63

Mr. Malone has more than 35 years of financial leadership experience, having held the CFO position at several global healthcare companies.  Currently, Mr. Malone is the CFO and Executive Vice President of American Well Inc., a software technology and services company that brings healthcare into the homes and workplaces of patients, since September 2010. He served as Chief Financial Officer of Misys PLC, a multinational software company, from June 2007 to January 2009 and served as its Executive Vice President until January 2009. He joined Misys from The TriZetto Group, Inc., a provider of healthcare IT solutions and services to payers and providers, where he served as Chief Financial Officer from March 2004 to June 2007, Vice President of Finance from January 2004 until his appointment as CFO, Executive Vice President of Finance from January 2006 to June 2007, Senior Vice President of Finance from January 2004 until January 2006 and also served as its Principal Accounting Officer. Prior to this, he served as Chief Financial Officer, Senior Vice President and Chief Administrative Officer of IMS Health Inc., a provider of information, services and technology for the healthcare industry.  He served as Senior Vice President and Controller of Cognizant Corporation from 1995 to 1997. Mr. Malone also held management positions at Dun & Bradstreet, Reuben H. Donnelley, and Siemens AG and served as audit manager at Price Waterhouse. He also served as an executive director of Misys PLC from June 2007 to January 2009 and served as director of Allscripts Healthcare Solutions, Inc. (alternate name, Allscripts-Misys Healthcare Solutions, Inc.), which provides practice management and electronic health record technology to healthcare providers, from October 2008 to January 2009.   He also served as a director of Cognizant Technology Solutions, Inc.

Mr. Malone received his BS in Accounting from St. Francis College in 1973 and attended Pace University for graduate work in tax. He received his Certified Public Accountant certification from the State of New York in 1975.

Mr. Malone’s qualifications as a director include his experience as a Chief Financial Officer in the technology industry (including in the health care technology sector) and his experience as an executive officer and director of various companies.

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Peter M. Neupert 1603 Evergreen Point Rd. Medina, WA 98039	57

Mr. Neupert has over 25 years of experience leading technology organizations. Mr. Neupert has been an Operating Partner at Health Evolution Partners, a health only, middle market private equity firm, since January 2012. Prior to that, Mr. Neupert served as Corporate Vice President of the Microsoft Health Solutions Group from its formation in 2005 to January 2012. As Corporate Vice President, Mr. Neupert was responsible for driving the company’s strategy to improve healthcare around the world through software innovation. He led a global organization dedicated to developing, marketing, selling and supporting software solutions designed to improve the quality and efficiency of healthcare delivery and to empower individuals to become more engaged and responsible for their own health and wellness. Mr. Neupert served on the President’s Information Technology Advisory Committee (PITAC), co-chairing the Health Information Technology subcommittee, helping to drive the “Revolutionizing Health Care Through Information Technology” report, published in June 2004. Mr. Neupert served as the founding President and Chief Executive Officer of drugstore.com from 1998 to 2001 and as Chairman of its board of directors through September 2004. He currently serves as a director of Laboratory Corporation of America Holdings, which provides leading-edge medical laboratory tests and services through a national network of primary clinical laboratories and specialty testing laboratories, where he has served since January 2013. Mr. Neupert also serves as a trustee for the Fred Hutchinson Cancer Research Center and was an active member of the Institute of Medicine’s Roundtable on Value & Science-Driven Healthcare from 2007 to 2011. From 1987 to 1998, Mr. Neupert served at Microsoft in various capacities, including as the Senior Director of Operating Systems responsible for shipping OS/2, responsibility for the Asia Pacific region, and Vice President for News and Publishing, where he started MSNBC and managed Slate.com.

Mr. Neupert received his bachelor’s degree from Colorado College and MBA from the Tuck School of Business, Dartmouth College.

Mr. Neupert's qualifications as a director include his extensive background in the healthcare technology industry as well as his prior experience as an entrepreneur, executive officer and director of several companies.

Morris Panner 2702 N. Third Street Suite 3030 Phoenix, AZ 85004	50

 Mr. Panner is a long tenured executive with expertise in both healthcare software companies, including SaaS capabilities, and the law. Currently, Mr. Panner is the Chief Executive Officer of DICOM Grid, a cloud-based healthcare software company that manages diagnostic imaging and related healthcare data. Prior to joining DICOM Grid in September 2011, Mr. Panner was the Chief Executive Officer of Townflier, Inc. and related affiliates that provide group communications services, from May 2010 to August 2011. Previously, from April 2000 to May 2010, he was Chief Executive Officer of OpenAir, Inc., a SaaS project management company, which he led from start-up to its successful acquisition by NetSuite Inc., the provider of an integrated web-based business software suite, in 2008. Following the acquisition, Panner led the OpenAir division of NetSuite, during which time he oversaw the acquisition and integration of OpenAir’s nearest competitor, QuickArrow, Inc., as well as the expansion of OpenAir internationally. Mr. Panner served as Chairman of the Board of the Software Division of the Software and Information Industry Association. Mr. Panner is a lawyer who served as an Assistant United States Attorney, the Resident Legal Advisor in Bogota, Columbia for the U.S. Department of Justice and as the Principal, Deputy Chief of the Narcotics and Dangerous Drug Section of the U.S. Department of Justice. He currently serves on the board of directors of Unanet Technologies, Inc., a software development company specializing in services automation solutions for project-based companies, where he has served since 2012, and on the board of Drug Strategies, a nonprofit research institution on issues of drug addiction and treatment, and as an advisor to the Harvard Center for International Criminal Justice. Mr. Panner was previously a director of the Washington Office on Latin America, a not-for-profit organization, from 2003 to 2009.

Mr. Panner graduated from Yale College with a BA in History in 1984 and from the Harvard Law School with a JD in 1988.

Mr. Panner’s qualifications as a director include his executive experience at software companies, including at health care software companies, and his legal training.

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Paul Leroy Ruflin 7019 Hillcreek Lane Gates Mills, OH 44040	59

Mr. Ruflin has over 35 years of experience in leading health care service and technology companies. Mr. Ruflin was most recently President and Chief Operating Officer at PreEmptive Solutions, LLC, a privately held technology company, from July 2011 to May 2013. Previously, Mr. Ruflin served as a Vice President of AllianceBerstein Investments, Inc., a mutual fund investment company, from January 2010 until July 2011, and as President and Chief Operating Officer of Noteworthy Medical Systems Inc., a privately held healthcare software company, from October 2007 to January 2010. Mr. Ruflin arrived at Noteworthy from Deloitte Consulting LLP in New York, where he served as a Partner in the Healthcare Practice from 2005 to 2008. He previously served as President and Chief Executive Officer of Eclipsys Corp., a provider of advanced healthcare information technology solutions, from July 2002 to April 2005. During Mr. Ruflin’s tenure at Eclipsys, he recruited a new leadership team, increased revenue approximately 20% annually and managed the company through a major technology issue with its premier clinical software application without losing a customer. Prior to Eclipsys Corp., Mr. Ruflin spent over 24 years with Cap Gemini Ernst & Young North America and its predecessors, serving in a variety of senior management positions, including as National Director of the health managed care practice for Ernst & Young and as Chief Operating Officer of North American Practice for Cap Gemini Ernst & Young from October 2001 to June 2002. Mr. Ruflin served as a director of Noteworthy Medical Systems, Inc. and Eclipsys Corp. Mr. Ruflin is currently a board member of Walsh University, where he has served since January 2010. Mr. Ruflin was previously a board member of Vitalize Consulting, a privately held healthcare software system implementer, where he served from February 2010 until its sale in July 2011.

Mr. Ruflin received a BA degree in Accounting from Walsh University and an MBA from Bowling Green State University.

Mr. Ruflin's qualifications as a director include his extensive history in the healthcare technology and services industries as well as his current and prior experience serving as a director for various companies and organizations.

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With the exception of Mr. Decker's prior employment at NextGen Healthcare Information Systems, an affiliate of the Company, none of the organizations or corporations referenced above is a parent, subsidiary or other affiliate of Quality Systems. If elected, each of the Nominees (other than Mr. Decker) will be considered an independent director of Quality Systems under the Company's Corporate Governance Principles, under applicable NASDAQ Listing Rules and under Item 407(a) of Regulation S-K.

Each of the Nominees has entered into a nominee agreement pursuant to which CGI has agreed to pay the costs of soliciting proxies, and to defend and indemnify him against, and with respect to, any losses that may be incurred by him in the event he becomes a party to litigation based on his nomination as a candidate for election to the Board and the solicitation of proxies in support of his election. No Nominee will receive any compensation under his respective nominee agreement and will not receive any compensation from Clinton or its affiliates for his services as a director of the Company if elected. If elected, the Nominees will be entitled to such compensation from the Company as is consistent with the Company's then-established practices for services of non-employee directors.

Each of the Nominees has agreed to being named as a Nominee in this proxy statement and has confirmed his willingness to serve on the Board if elected.  Clinton does not expect that any of the Nominees will be unable to stand for election, but in the event that a Nominee is unable to or for good cause will not serve, the shares of Common Stock represented by the [GREEN] proxy card will be voted for a substitute candidate selected by Clinton.  If Clinton determines to add nominees, whether because the Company expands the size of the Board subsequent to the date of this proxy statement or for any other reason, Clinton will supplement this proxy statement.

The election of each Nominee pursuant to Proposal 1 requires a plurality of votes cast by the shares of Common Stock present in person or represented by proxy at the Annual Meeting.

WE URGE YOU TO VOTE FOR THE ELECTION OF OUR NOMINEES PURSUANT TO PROPOSAL 1.

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PROPOSAL 2 – ADVISORY VOTE ON EXECUTIVE COMPENSATION

As discussed in further detail in the Company's Preliminary Proxy Statement, the Company is providing stockholders with the opportunity to approve, on an advisory, non-binding basis, the compensation of the Company’s named executive officers, or NEOs, as disclosed in the “Executive and Director Compensation and Related Information - Compensation Discussion and Analysis” section of the Company's Preliminary Proxy Statement and the related executive compensation tables.

According to the Company's Preliminary Proxy Statement, the vote on executive compensation is advisory, which means that the vote on executive compensation is not binding on the Company, the Board or the Compensation Committee. However, according to the Company's Preliminary Proxy Statement, the Compensation Committee and the Board will review and consider the voting results when making decisions regarding the Company's executive compensation programs.

Proposal 2 will be presented at the Annual Meeting as a resolution in substantially the following form:

“RESOLVED, that the Company’s shareholders approve, on an advisory basis, the compensation of its NEOs, as disclosed in the Company’s 2013 proxy statement, including the Compensation Discussion and Analysis, the executive compensation tables and the related narrative discussion.”

Proposal 2 will be considered approved if the vote constitutes both: (i) the affirmative vote of a majority of Common Stock present in person or represented by proxy and voting on Proposal 2 and (ii) the affirmative vote of a majority of the quorum. For purposes of Proposal 2, abstentions and broker non-votes will not affect the outcome under clause (i), which recognizes only actual votes for or against Proposal 2. Abstentions and broker non-votes may affect the outcome under clause (ii) because abstentions and broker non-votes are counted for purposes of determining the quorum and have the effect of a vote against Proposal 2.

We note that the Board concluded that the Company’s overall performance was disappointing and it therefore did not award any bonuses or stock to any of the NEOs this year. While we agree with the Board’s assessment of the Company’s performance, we take no solace from the fact that the NEOs were not paid any bonuses. We believe it is incumbent upon the Board to devise and supervise a strategic plan that can be successful for the Company. As stockholders, we would be happy to pay bonuses to an executive team that had worked hard to implement an optimal strategic plan and had done so with success. We believe the Company needs a new Board capable of guiding management to a successful plan.

WE INTEND TO ABSTAIN FROM VOTING ON PROPOSAL 2.

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PROPOSAL 3 – RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

According to the Company's Preliminary Proxy Statement, the Board has appointed PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending March 31, 2014. If stockholders fail to ratify the appointment by an affirmative vote of the holders of a majority of Common Stock present or represented at the Annual Meeting and entitled to vote, the Audit Committee may reconsider whether to retain PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm. Even if the appointment is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interest of the Company and the stockholders.

Proposal 3 will be considered approved if the vote constitutes both: (i) the affirmative vote of a majority of Common Stock present in person or represented by proxy and voting on Proposal 3 and (ii) the affirmative vote of a majority of the quorum. For purposes of Proposal 3, abstentions and broker non-votes will not affect the outcome under clause (i), which recognizes only actual votes for or against Proposal 3. Abstentions and broker non-votes may affect the outcome under clause (ii) because abstentions and broker non-votes are counted for purposes of determining the quorum and have the effect of a vote against Proposal 3.

WE RECOMMEND YOU VOTE FOR PROPOSAL 3.

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PROPOSAL 4 – APPROVAL OF AN AMENDMENT TO THE COMPANY'S BYLAWS TO PROVIDE FOR A TWENTY-FIVE YEAR TERM LIMIT FOR DIRECTORS OF THE COMPANY

We are proposing to adopt, pursuant to Section 211 of the California Corporations Code and paragraph 7 of the Corporate Governance Provisions of the Bylaws, a resolution which amends the Corporate Governance Provisions of the Bylaws to include a new paragraph providing for certain term limits for directors of the Company immediately prior to the existing paragraph 7.

The following is the text of the proposed resolution:

RESOLVED, that the Corporate Governance Provisions of the Bylaws of Quality Systems, Inc. shall be and hereby are amended by the addition of the following new paragraph to be inserted immediately prior to the existing paragraph 7:

"Notwithstanding any other provision of the Bylaws, no person shall be nominated, appointed, or serve as a director (nor be certified as a director at or after an election) if the person has served for a period or consecutive periods extending beyond the 25th stockholder meeting of the Company following the stockholder meeting at which such person was initially elected to the Board; provided, however, that after an absence of two or more years from the Board, any such person may be reelected to the Board for an additional maximum period or consecutive periods of ten years. For the avoidance of doubt, this paragraph shall be immediately effective and preclude the nomination or certification of the election of any person as director at the 2013 annual meeting whose service would be precluded by the term limitations of the first sentence of this provision. Notwithstanding clause (b) of paragraph 7 of these Corporate Governance Provisions, this paragraph may be repealed, amended or modified solely by approval of the outstanding shares (as defined in Section 152 of the California General Corporation Law) of the Company."

We intend to submit Proposal 4 because we believe that imposing term limits on the Company's directors would benefit the Company as a whole, the Board and its individual directors. It is our belief that term limits would, among other things, help attract prospective directors, ensure the periodic introduction of new energy, viewpoints and diverse skill sets with the addition of new directors, protect the Company from an entrenched Board and eliminate incumbent directors' inherent advantage for continued reelection and retention.

If adopted, the proposed amendment to the Company's Corporate Governance Provisions of its Bylaws would have the effect of limiting any director's service on the Board to a maximum period of 25 consecutive years.  However, any director who exceeds the term limit may, after an absence of two or more years from the Board, be re-elected to the Board for an additional period or consecutive periods not to exceed 10 years.  The amendment would also have the effect of prohibiting the nomination, appointment, service or certification of the election of any individual to the Board at or as a result of the Annual Meeting if that individual previously served as a director of the Company for a period or consecutive periods exceeding 25 years.  As a result, if the amendment is adopted prior to the consideration of Proposal 1 for the election of directors at the Annual Meeting, the amendment would preclude the nomination of the Company’s Chairman, Sheldon Razin, for election as a director of the Company at the Annual Meeting because Mr. Razin has served as a director for almost forty years.  If the amendment is adopted after the consideration of Proposal 1 for the election of directors at the Annual Meeting, even if Mr. Razin receives sufficient votes to otherwise have been elected to the Board, the amendment would preclude the certification of Mr. Razin's election at the Annual Meeting and he would not be permitted to serve as a director.  The resulting vacancy may be filled by a majority of the remaining directors or as otherwise permitted in accordance with the Company's Bylaws.  After an absence from the Board for at least two years, Mr. Razin would again be eligible to serve as a director of the Company for a maximum additional period or consecutive periods of 10 years.

We believe that by virtue of his tenure, Mr. Razin wields disproportionate influence over the affairs of the Company. We also note that Mr. Razin’s interests may differ from those of public market investors because of his cost basis (extremely low), age (75) and, we believe, his desire to maintain his position as a director. Because of these factors, Mr. Razin’s personal interests may differ from those of most public market investors. For example, a sale of the Company may have significant tax consequences to Mr. Razin that are different than the tax consequences to public market investors. Similarly, if the Company were to use its stock to make a large acquisition, Mr. Razin’s ability to reelect himself to the Board might be impaired, which may give Mr. Razin incentives that are different than those of public market investors. Moreover, Mr. Razin is the largest recipient of dividend income from the Company and this source of income may be more important to Mr. Razin than to other stockholders. We encourage you to consider whether it is advisable to have an individual whose interests may be substantially different than your own remain as an influential director and Chairman of the Company.

We recognize that term limits for directors are unusual. But, so too is having a director with tenure of nearly forty years. It is also unusual for a public company to elect directors with a cumulative voting scheme, essentially ensuring that Mr. Razin can reelect himself to the Board every year even if all the other stockholders would prefer a change in the Board and a change in the Company’s strategic direction. We believe the unusual combination of cumulative voting, recent and significant Company under-performance and Mr. Razin’s long tenure, outsized influence and interests that may differ from those of public stockholders, are unique circumstances that warrant the adoption of this admittedly uncommon bylaw provision.

Approval of Proposal 4 requires the affirmative vote of a majority of the outstanding shares of Common Stock entitled to vote as of the Record Date. Abstentions and broker non-votes will have the effect of a vote against Proposal 4.

WE URGE YOU TO VOTE FOR PROPOSAL 4.

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PROPOSAL 5 – APPROVAL OF AN AMENDMENT TO THE COMPANY'S BYLAWS TO PROVIDE FOR A TERM LIMIT OF FIFTEEN YEARS FOR THE POSITION OF CHAIRMAN OF THE BOARD

We are proposing to adopt, pursuant to Section 211 of the California Corporations Code and paragraph 7 of the Corporate Governance Provisions of the Bylaws, a resolution which amends paragraph 6 of the Corporate Governance Provisions of the Bylaws to include a new sentence providing for a specified term limit for the Chairman of the Board.

The following is the text of the proposed resolution:

RESOLVED, that the Corporate Governance Provisions of the Bylaws of Quality Systems, Inc. shall be and hereby are amended by the addition of the following new sentences to the end of the existing paragraph 6:

"Notwithstanding any other provision of the Bylaws, no person shall serve as Chairman for more than fifteen years. Notwithstanding clause (b) of paragraph 7 of these Corporate Governance Provisions, the foregoing sentence may be repealed, amended or modified solely by approval of the outstanding shares (as defined in Section 152 of the California General Corporation Law) of the Company."

We intend to submit Proposal 5 because we believe that imposing a term limit on the Chairman would benefit the Company as a whole, the Board and its individual directors. It is our belief that such a term limit would, among other things, help attract prospective directors, ensure the periodic introduction of new energy, viewpoints and diverse skill sets into the Chairman’s role, protect the Company from an entrenched Chairman and eliminate a long-serving Chairman’s inherent advantage for continued reelection and retention as Chairman.

If adopted, the proposed amendment to the Company's Corporate Governance Provisions of its Bylaws would have the effect of limiting the service of any Chairman of the Board to a maximum period or consecutive periods of 15 years. In addition, a director's service as Chairman of the Board prior to the Annual Meeting would be counted toward the 15-year maximum regardless of whether such service spanned consecutive years. The amendment would become effective immediately upon its adoption by the Company's stockholders. As a result, Mr. Razin, who has served as Chairman of the Board since the Company’s incorporation in 1974, would be removed from his position as Chairman upon adoption of Proposal 5 and the Board would be required to appoint a new Chairman of the Board in accordance with the Company's Bylaws.

As noted with respect to Proposal 4, we believe Mr. Razin has outsized influence over the Board and that Mr. Razin’s interests may differ from those of the public stockholders. We believe that having a rotation of the Chairmanship is a good corporate governance practice and is even more important at a company that exhibits the characteristics of Quality Systems: under-performance and a Chairman with an extraordinarily long tenure.

Approval of Proposal 5 requires the affirmative vote of a majority of the outstanding shares of Common Stock entitled to vote as of the Record Date. Abstentions and broker non-votes will have the effect of a vote against Proposal 5.

WE URGE YOU TO VOTE FOR PROPOSAL 5.

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PROPOSAL 6 – REPEAL OF ANY PROVISION OF THE BYLAWS IN EFFECT AT THE TIME OF THE

ANNUAL MEETING THAT WAS NOT INCLUDED IN THE FEBRUARY 2013 BYLAWS

We are proposing to adopt, pursuant to Section 211 of the California Corporations Code and Section 8 of Article V of the Bylaws, a resolution that would repeal any provision of the Bylaws in effect at the time of the Annual Meeting that was not included in the October 2008 Bylaws, and is inconsistent with or disadvantageous to the election of the Nominees at the Annual Meeting or the presentation of the Proposals. We are not aware of any such provision of the Bylaws that has become effective, but it is possible that, prior to the adoption of this resolution, such a provision could be disclosed and/or become effective.

The following is the text of the proposed resolution:

"RESOLVED, that any provision of the Bylaws of Quality Systems, Inc. (the "Corporation") as of the date of effectiveness of this resolution that was not included in the Bylaws publicly filed with the Securities and Exchange Commission on October 31, 2008 and in effect as of June 13, 2013, and is inconsistent with or disadvantageous to the election of the nominees nominated or other proposals presented by Clinton Group, Inc. and its affiliates at the Corporation's 2013 annual meeting of stockholders, be and hereby is repealed."

We intend to submit Proposal 6 to repeal any Bylaw which the Company has adopted or adopts subsequent to the publicly-disclosed Bylaws, as publicly amended, that frustrates the purposes of the nominations being made, or the ability of stockholders to elect the Nominees, or the Proposals being presented by us at the Annual Meeting.

Approval of Proposal 6 requires the affirmative vote of a majority of the outstanding shares of Common Stock entitled to vote as of the Record Date. Abstentions and broker non-votes will have the effect of a vote against Proposal 6.

WE URGE YOU TO VOTE FOR PROPOSAL 6.

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VOTING AND PROXY PROCEDURES

Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Stockholders who sell shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock.  Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares of Common Stock after the Record Date.  Based on publicly available information, including the Company's Preliminary Proxy Statement, we believe that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the Common Stock.

Each stockholder will be entitled to one vote, in person or by proxy, for each share of Common Stock held on the Record Date. However, under the Company's Bylaws and California law, if any stockholder gives notice at the Annual Meeting, prior to the voting, of an intention to cumulate the stockholder's votes in the election of directors, then all stockholders entitled to vote at the Annual Meeting may cumulate their votes in the election of directors. We intend to cumulate our votes in the election of directors. Cumulative voting means that a stockholder has the right to give any one candidate who has been properly placed in nomination a number of votes equal to the number of directors to be elected multiplied by the number of shares the stockholder is entitled to vote, or to distribute such votes on the same principle among as many properly nominated candidates (up to the number of persons to be elected) as the stockholder may wish. Because we intend to give notice to the Company of our intention to cumulate our votes, all stockholders will have the right to cumulate their votes in the election of directors and the cumulative number of votes a stockholder may cast in director elections will be equal to the number of shares held by such stockholder on the Record Date multiplied by nine (the number of directors to be elected at the Annual Meeting). A stockholder may distribute all of the votes to one individual Nominee, or distribute such votes among any two or more Nominees, as the stockholder chooses.

If you do not specifically instruct otherwise, the proxy being solicited hereby will confer upon the proxy holders the authority to cumulate votes represented by your proxy for the maximum number of our Nominees (for whom authority is not otherwise specifically withheld) including, but not limited to, the prioritization of such Nominees to whom such votes may be allocated. You may withhold your authority to vote for one or more Nominees by marking the “FOR ALL NOMINEES EXCEPT,” in which case we will retain discretion to allocate your votes among our other Nominees unless you specifically instruct otherwise. If you wish to withhold authority to cumulate votes with respect to one or more Nominees, you must submit a proxy card by mail and should mark the corresponding box under Proposal 1 on the enclosed [GREEN] proxy card and disclose the name of any particular Nominee(s) you wish to withhold authority to cumulate votes for on the back of the enclosed [GREEN] proxy card in the space provided.  Under no circumstances may the proxy holders cast your votes for any Nominee from whom you have withheld authority to vote. If it is necessary for us to prioritize among the Nominees and allocate votes, we intend to provide for the election of the maximum number of our Nominees, and will provide instructions as to the order of priority of the Nominees in the event that fewer of all of our Nominees are elected at the Annual Meeting.

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If you wish to provide vote allocation instructions, you must submit a proxy card by mail and should mark the corresponding box under Proposal 1 on the enclosed [GREEN] proxy card and disclose the number of votes you wish to allocate to any particular Nominee on the back of the enclosed [GREEN] proxy card in the space provided. You do not need to check the "FOR ALL NOMINEES" box to allocate votes among all of the Nominees. If you provide vote allocation instructions for less than all of the votes that you are entitled to cast, the proxy holder will retain discretionary authority to cast your remaining votes and to allocate such votes among our other Nominees other than for any Nominee for whom you have withheld authority by marking the "FOR ALL NOMINEES EXCEPT" box.  Because cumulative voting will be invoked, in the event that a stockholder votes for all seven of the Nominees on the [GREEN] proxy card, the use of discretionary authority to cumulate votes may result in that stockholder's shares being voted for fewer than seven Nominees.  If you provide vote allocation instructions for more than the number of votes that you are entitled to cast, the proxy holder will subtract the excess votes from the Nominee or Nominees to whom you have allocated the fewest votes.

According to the Company's Preliminary Proxy Statement, you will not be able to submit vote allocation instructions for director elections if you grant a proxy by telephone or internet. Any stockholder who holds shares of Common Stock in street name and desires to specifically allocate votes among the Nominees may do so by either providing a stockholder's broker, trustee or other representative with instructions as to how to allocate votes among Nominees or by informing the stockholder's broker, trustee or other representative of the stockholder's desire to attend the Annual Meeting and requesting a legal proxy to attend the Annual Meeting. Because each broker, trustee or other representative has its own procedures and requirements, a stockholder holding shares in street name who wishes to allocate votes to specific Nominees should contact its broker, trustee or other representative for specific instructions on how to obtain a legal proxy or provide vote allocation instructions.

QUORUM; ABSTENTIONS; BROKER NON-VOTES

According to the Company's Preliminary Proxy Statement, the presence at the Annual Meeting, in person or by proxy, of the holders of at least a majority of the outstanding shares of Common Stock on the Record Date is required to constitute a quorum for the transaction of business at the Annual Meeting. Votes withheld for director nominees and abstentions on the other Proposals will be counted in determining whether a quorum has been reached, but the failure to execute and return a proxy will result in a stockholder not being considered present at the meeting. Broker non-votes will be counted as present for purposes of determining the existence of a quorum.

Abstentions and broker non-votes will have no effect on the election of directors. Abstentions and broker non-votes will not be counted as votes against Proposals 2 and 3 when determining whether a majority of the Common Stock present in person or represented by proxy and voting on each Proposal have approved each such Proposal, but will be counted as votes against Proposals 2 and 3 when determining whether a majority of the required quorum has approved each such Proposal. Abstentions and broker non-votes will have the effect of a vote against Proposals 4, 5 and 6.

VOTES REQUIRED FOR APPROVAL

Election of Directors ─ According to the Company's Preliminary Proxy Statement, nine directors may be elected at the Annual Meeting. The directors elected will be the nine nominees that receive the highest number of “FOR” votes cast at the Annual Meeting by stockholders present, in person or by proxy, and entitled to vote. Abstentions and broker non-votes will have no effect on the election of directors.

Stockholders should indicate a vote “FOR” the Nominees or a “WITHHOLD” vote with respect to the Nominees, as provided on the proxy card. A properly executed proxy marked "WITHHOLD” with respect to the election of one or more Nominees will not be voted with respect to the person or persons indicated, although it will be counted for purposes of determining whether there is a quorum. See page [ ] for a discussion of the effect of cumulative voting.

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Ratification Of Independent Registered Public Accounting Firm and Advisory Vote on Executive Compensation ─ According to the Company's Preliminary Proxy Statement, the advisory vote on executive compensation (Proposal 2) and approval of the ratification of the appointment of the Company’s independent registered public accounting firm (Proposal 3) will be considered approved if the vote constitutes both: (i) the affirmative vote of a majority of Common Stock present in person or represented by proxy and voting on each of Proposals 2 and 3 and (ii) the affirmative vote of a majority of the quorum. For purposes of Proposals 2 and 3, abstentions and broker non-votes will not affect the outcome under clause (i), which recognizes only actual votes for or against Proposals 2 and 3. Abstentions and broker non-votes may affect the outcome under clause (ii) because abstentions and broker non-votes are counted for purposes of determining the quorum and have the effect of a vote against each of Proposals 2 and 3.

Amendment of the Bylaws to provide for certain term limits for directors of the Company, amendment to the Bylaws to provide for a term limit of fifteen years for the position of Chairman of the Board and Bylaw Repeal Proposal – According to the Company's Preliminary Proxy Statement, the amendment of the Bylaws to provide for certain term limits for directors of the Company (Proposal 4), the amendment to the Bylaws to provide for a term limit of fifteen years for the position of Chairman of the Board (Proposal 5) and the Bylaw Repeal Proposal (Proposal 6), each require an affirmative vote of a majority of the outstanding shares of Common Stock entitled to vote as of the Record Date. Abstentions and broker non-votes will have the effect of a vote against Proposals 4, 5 and 6.

IF YOU WISH TO VOTE FOR THE ELECTION OF OUR NOMINEES TO THE BOARD AND FOR THE PROPOSALS, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED [GREEN] PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

APPRAISAL/DISSENTER RIGHTS

Stockholders are not entitled to appraisal or dissenters' rights under California law in connection with the Proposals or this proxy statement.

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SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Solicitation is being made by Clinton and the Nominees. Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

Clinton will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. Clinton has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. Clinton will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.

The entire expense of soliciting proxies is being borne by Clinton. Costs of the Proxy Solicitation are currently estimated to be approximately $600,000. Clinton estimates that through the date hereof, its expenses in connection with the Proxy Solicitation are approximately $100,000. If successful, we may seek reimbursement of these costs from the Company. In the event that we decide to seek reimbursement of our expenses, we do not intend to submit the matter to a vote of the Company's stockholders. The Board, which will consist of our Nominees, if elected, and the Company's two director nominees receiving the highest number of votes in favor of their election at the Annual Meeting, would be required to evaluate the requested reimbursement consistent with their fiduciary duties to the Company and its stockholders. Costs related to the solicitation of consents include expenditures for attorneys, advisors, printing, advertising, postage and related expenses and fees.

Clinton has retained Okapi Partners LLC (“Okapi”) to provide solicitation and advisory services in connection with this solicitation. Okapi will receive a fee not to exceed $[ ], together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified by CGI against certain liabilities and expenses, including certain liabilities under the federal securities laws.  Okapi will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders.  It is anticipated that Okapi will employ approximately [ ] persons to solicit Quality Systems' stockholders as part of this solicitation. Okapi does not believe that any of its directors, officers, employees, affiliates or controlling persons, if any, is a "participant" in this Proxy Solicitation.

Important Notice Regarding the Availability of this Proxy Statement

This proxy statement and all other solicitation materials in connection with this Proxy Solicitation will be available on the Internet, free of charge, at [ ].

Information Concerning Quality Systems

Clinton has omitted from this proxy statement certain disclosure required by applicable law to be included in the Company's Proxy Statement. Such disclosure includes, among other things, information regarding securities of the Company beneficially owned by the Company's directors, nominees and management; certain stockholders' beneficial ownership of more than 5% of the Company's voting securities; information concerning executive compensation; and information concerning the procedures for submitting stockholder proposals and director nominations intended for consideration at the 2014 annual meeting of stockholders and for consideration for inclusion in the proxy materials for that meeting.  If the Company does not distribute the Company's Proxy Statement to stockholders at least ten days prior to the Annual Meeting, Clinton will distribute to the stockholders a supplement to this proxy statement containing such disclosures at least ten days prior to the Annual Meeting.  Clinton takes no responsibility for the accuracy or completeness of information contained in the Company's Proxy Statement. Except as otherwise noted herein, the information in this proxy statement concerning the Company has been taken from or is based upon documents and records on file with the SEC and other publicly available information. Clinton does not have any knowledge indicating that any statement contained in such documents is untrue.

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Conclusion

We urge you to carefully consider the information contained in this proxy statement and then support our efforts by signing, dating and returning the enclosed [GREEN] proxy card today.

Thank you for your support,

CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P.

CLINTON SPOTLIGHT MASTER FUND, L.P.

CLINTON RELATIONAL OPPORTUNITY, LLC

CLINTON GROUP, INC.

GEORGE E. HALL

SCOTT DOUGLASS DECKER

HADLEY C. FORD

JONATHAN C. JAVITT, M.D.

JAMES CHRISTOPHER MALONE

PETER M. NEUPERT

MORRIS PANNER

PAUL LEROY RUFLIN

July 15, 2013

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ANNEX I

TRANSACTIONS BY THE PARTICIPANTS IN THE SECURITIES OF QUALITY SYSTEMS, INC. DURING THE PAST TWO YEARS

The following tables set forth all transactions affected during the past two years by the Participants with respect to securities of the Company. As of the date of hereof, CREL, SPOT and Mr. Decker are the only Participants, and the only entities referred to in this Annex I, that own of record or beneficially securities of the Company. The shares of Common Stock reported herein are held in either cash accounts or margin accounts in the ordinary course of business.

CREL

Common Stock

Trade Date	Amount Acquired (Sold)	Trade Date	Amount Acquired (Sold)
5/24/2013	2,000	6/24/2013	5,959
5/24/2013	6,000	6/26/2013	31,848
5/29/2013	1,700	6/26/2013	12,600
5/29/2013	3,000	6/27/2013	9,000
5/29/2013	1,590	6/27/2013	9,000
5/31/2013	8,333	6/27/2013	2,306
6/3/2013	3,725	7/1/2013	27,600
6/13/2013	12,149	7/1/2013	9,200
6/13/2013	4,500	7/1/2013	12,400
6/17/2013	12,500	7/2/2013	4,000
6/18/2013	12,112	7/2/2013	19,000
6/19/2013	5,000	7/2/2013	1,000
6/20/2013	2,500	7/10/2013	10,000
6/24/2013	1,700	7/11/2013	(7,200)
6/24/2013	1,017	7/11/2013	(9,200)
6/24/2013	1,635	7/12/2013	16,500
		7/12/2013	11,000

SPOT

Common Stock

Trade Date	Amount Acquired (Sold)	Trade Date	Amount Acquired (Sold)
5/24/2013	6,000	6/24/2013	5,958
5/29/2013	1,650	6/26/2013	7,900
5/29/2013	3,000	6/26/2013	35,640
5/29/2013	1,590	6/26/2013	14,100
5/31/2013	8,334	6/27/2013	10,000
6/3/2013	3,726	6/27/2013	10,000
6/13/2013	12,149	6/27/2013	2,307
6/13/2013	5,000	7/1/2013	18,400
6/17/2013	12,500	7/1/2013	11,500
6/18/2013	3,000	7/1/2013	15,500
6/18/2013	12,113	7/2/2013	6,000
6/19/2013	5,000	7/2/2013	28,500
6/20/2013	2,500	7/2/2013	1,500
6/24/2013	2,050	7/10/2013	10,000
6/24/2013	1,018	7/11/2013	(9,000)
6/24/2013	1,635	7/11/2013	(11,500)
		7/12/2013	17,500
		7/12/2013	12,000

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Mr. Decker

Common Stock

Trade Date	Amount Acquired (Sold)
3/14/2011	2,925*
3/14/2012	6,150*
3/14/2012	(3,000)

* Represents the exercise of options held by Mr. Decker that were originally distributed to him by virtue of his role as an executive officer of an affiliate of the Company.

Option Agreements

From time-to-time over the past year, CGI and its affiliates have entered into options contracts with respect to the Company's stock. CGI is currently party to option agreements on 616,800 shares of Common Stock with expiration dates ranging from July 20, 2013 through August 17, 2013, and strike prices ranging from $17.50 to $22.50.

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[FORM OF PROXY CARD]

PRELIMINARY COPY – SUBJECT TO COMPLETION

DATED JULY 15, 2013

PROXY OF STOCKHOLDERS OF QUALITY SYSTEMS, INC. (THE "COMPANY") IN CONNECTION WITH THE COMPANY'S 2013 ANNUAL MEETING OF STOCKHOLDERS:

THIS PROXY SOLICITATION IS BEING MADE BY CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P., CLINTON SPOTLIGHT MASTER FUND, L.P., CLINTON RELATIONAL OPPORTUNITY, LLC, CLINTON GROUP, INC. AND GEORGE E. HALL (COLLECTIVELY, "CLINTON"), TOGETHER WITH SCOTT DOUGLASS DECKER, HADLEY C. FORD, JONATHAN C. JAVITT, M.D., JAMES CHRISTOPHER MALONE, PETER M. NEUPERT, MORRIS PANNER AND PAUL LEROY RUFLIN (COLLECTIVELY, THE "NOMINEES")

THIS SOLICITATION IS NOT ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY

The undersigned appoints [ ] and [ ], and each of them, attorneys and agents with full power of substitution to vote all shares of Common Stock, par value $0.01 per share (the “Common Stock”), of the Company, which the undersigned would be entitled to vote if personally present at the 2013 Annual Meeting of Stockholders of the Company scheduled to be held at [ ], on [ ], 2013 at [ ], Pacific Time, (including at any adjournments or postponements thereof and at any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Common Stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof.  If properly executed, this proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Clinton a reasonable time before this solicitation. Stockholders have the right to vote cumulatively in Proposal 1 and, unless otherwise instructed, the shares represented by this proxy will be voted cumulatively in favor of one or more of the Nominees, at the proxy holders’ sole discretion, in order to elect as many of the Nominees as possible.

The current Board intends to nominate nine candidates for election as directors at the Annual Meeting. Accordingly, stockholders who return this proxy will only be able to vote for Clinton's seven Nominees and will not have the opportunity to vote for the two additional seats up for election at the Annual Meeting.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” PROPOSALS 1, 3, 4, 5 AND 6 AND WILL “ABSTAIN” FROM VOTING ON PROPOSAL 2.

This proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Annual Meeting.

1.	THE ELECTION OF SCOTT DOUGLASS DECKER, HADLEY C. FORD, JONATHAN C. JAVITT, M.D., JAMES CHRISTOPHER MALONE, PETER M. NEUPERT, MORRIS PANNER AND PAUL LEROY RUFLIN TO SERVE AS DIRECTORS ON THE COMPANY'S BOARD OF DIRECTORS.

☐	☐	☐
For All Nominees	Withhold Authority to Vote for all Nominees	For all Nominees Except

INSTRUCTIONS: IF YOU DO NOT WISH YOUR SHARES OF COMMON STOCK TO BE VOTED "FOR" A PARTICULAR NOMINEE, MARK THE "FOR ALL NOMINEES EXCEPT" BOX AND WRITE THE NAME(S) OF THE NOMINEE(S) YOU DO NOT SUPPORT ON THE LINE BELOW. YOUR SHARES OF COMMON STOCK WILL BE VOTED FOR THE REMAINING NOMINEE(S).

________________________________________________________________________________________

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Unless you specify different directions with respect to cumulative voting (which directions may include withholding authority to cumulate votes with respect to one or more Nominees) and mark the corresponding box below, this proxy authorizes the herein named attorneys and proxies, their substitutes, or any of them to cumulate votes that the undersigned is entitled to cast at the Annual Meeting at the discretion of the proxy holders. Accordingly, unless otherwise instructed in accordance with the foregoing, the shares represented by this proxy will be voted cumulatively in favor of the Nominees listed above, at the proxy holders' sole discretion, in order to elect as many of the Nominees listed above as possible. The shares represented by this proxy will not be cumulated with respect to any Nominee for whom the authority to vote has been withheld.

[ ] To specify different directions with respect to cumulative voting, mark the adjacent box and write your instructions in the space provided on the reverse side of this proxy.

2.	TO VOTE ON THE COMPANY'S PROPOSAL TO APPROVE, ON AN ADVISORY BASIS, THE COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS:

☐	☐	☐
FOR	AGAINST	ABSTAIN

3.	TO RATIFY THE APPOINTMENT OF PRICEWATERHOUSE COOPERS LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2014:

☐	☐	☐
FOR	AGAINST	ABSTAIN

4.	TO AMEND THE BYLAWS TO PROVIDE FOR A TWENTY-FIVE YEAR TERM LIMIT FOR DIRECTORS OF THE COMPANY:

☐	☐	☐
FOR	AGAINST	ABSTAIN

5.	TO AMEND THE BYLAWS TO PROVIDE FOR A TERM LIMIT OF FIFTEEN YEARS FOR THE POSITION OF CHAIRMAN OF THE BOARD:

☐	☐	☐
FOR	AGAINST	ABSTAIN

6.	TO ADOPT A RESOLUTION THAT WOULD REPEAL ANY PROVISION OF THE COMPANY'S AMENDED AND RESTATED BYLAWS IN EFFECT AT THE TIME OF THE ANNUAL MEETING THAT WAS NOT INCLUDED IN THE BYLAWS PUBLICLY FILED WITH THE SEC ON OCTOBER 31, 2008 AND IN EFFECT AS OF JUNE 13, 2013 AND IS INCONSISTENT WITH OR DISADVANTAGEOUS TO THE ELECTION OF THE NOMINEES AT THE ANNUAL MEETING OR THE PRESENTATION OF THE PROPOSALS:

☐	☐	☐
FOR	AGAINST	ABSTAIN

CUMULATIVE VOTING INSTRUCTIONS: Provide below any instructions with respect to how the undersigned's shares should be cumulatively voted at the Annual Meeting, including the number of shares to be voted for any particular Nominee and/or the name of any Nominee with respect to whom the undersigned is withholding authority to cumulate votes, as applicable.

________________________________________________________________________________________

________________________________________________________________________________________

________________________________________________________________________________________

________________________________________________________________________________________

________________________________________________________________________________________

________________________________________________________________________________________

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IN ORDER FOR YOUR PROXY TO BE VALID, IT MUST BE DATED.

Date:	2013

Signature

Signature (if held jointly)

Title(s):

Please sign exactly as name appears on stock certificates or on label affixed hereto. When shares of Common Stock are held by joint tenants, both should sign. In case of joint owners, EACH joint owner should sign. When signing as attorney, executor, administrator, trustee, guardian, corporate officer, etc., give full title as such.

PLEASE SIGN, DATE AND MAIL YOUR PROXY PROMPTLY IN THE POSTAGE-PAID ENVELOPE ENCLOSED.